Exhibit 99.1

MY Continues Repurchasing of Shares, and Chairman Announces Purchase of ADSs

ZHONGSHAN, Dec. 21, 2011 /PRNewswire-Asia/ - China Ming Yang Wind Group Power Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its intention to continue purchasing shares pursuant to its previously announced share repurchase program.

In addition, the Company also announced that today Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang has initiated a program to purchase Ming Yang American Depository Shares (“ADSs”) on the open market.

“Our commitment to the Company’s repurchase program and my own decision to purchase additional ADSs of the Company both reflect our belief in the soundness of our business fundamentals and the ongoing strength of our core business,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “We believe repurchases of our shares at the current price level would be highly accretive to our shareholders.”

Under the program, Ming Yang is authorized to repurchase up to US$50 million worth of issued and outstanding ADSs representing Ming Yang’s ordinary shares in the open market or in negotiated transactions, from time to time, depending on market conditions and other factors as well as subject to relevant rules under Untied States securities regulations. The share repurchase program will be funded by the Company’s available working capital. As of September 30, 2011, the Company had cash and cash equivalents of approximately US$227.4 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy,” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: http://ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Hong Kong

Pamela Leung

Phone: + 852 2530 0228

Email: hkg.mingyang@fleishman.com

SOURCE China Ming Yang Wind Power Group Limited